Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-262341

Prospectus Supplement No. 5

(to Prospectus dated March 23, 2022)

Up to 22,415,400 Shares of Class A Common Stock Issuable Upon Exercise of the Warrants

Up to 101,083,492 Shares of Class A Common Stock offered by the Selling Holders

10,837,400 Resale Warrants

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated March 23, 2022 (the “Prospectus”) related to:

(A) the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Holders”) of up to 101,083,492 shares of Class A common stock, par value $0.0001 per share ("Class A Common Stock"), consisting of: (i) 3,356,078 shares of Class A Common Stock of CompoSecure, Inc. (the “Company”) issued in connection with the Common PIPE Investment (as defined in the Prospectus) (the “PIPE Shares”); (ii) up to 12,999,978 shares of Class A Common Stock (the “Exchangeable Note Shares”) issuable upon exchange of CompoSecure Holdings, L.L.C.’s exchangeable senior notes (“Exchangeable Notes”), which consists of 11,304,340 shares at the base conversion price of $11.50 per share, plus an additional aggregate amount of up to 1,695,638 shares to cover adjustments which are applicable in limited circumstances under the Note PIPE Subscription Agreements (as defined in the Prospectus); (iii) 61,136,800 shares of Class A Common Stock issuable upon exchange (on a one-for-one basis, subject to adjustment) of shares of Class B Common Units issued by CompoSecure Holdings, L.L.C. (the subsidiary of the Company), and cancellation of a corresponding number of shares of Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock”), held by certain Selling Holders; (iv) up to 6,964,236 shares of Class A Common Stock (the “Earnout Shares”) issuable to certain Selling Holders in earn-out consideration based on the achievement by the Company of certain stock price thresholds; (v) 5,789,000 shares of Class A common stock issued to Roman DBDR Tech Sponsor LLC (“Sponsor”) upon conversion of 5,789,000 shares of Class B Common Stock originally issued to Sponsor in connection with the initial public offering of Roman DBDR Tech Acquisition Corp. (“Roman DBDR”); (vi) 10,837,400 shares of Class A Common Stock issuable upon exercise of the Resale Warrants (as defined below) prior to the public resale of the Resale Warrants; and (vii) warrants (“Resale Warrants”) to purchase up to 10,837,400 shares of Class A Common Stock of the Company originally issued in a private placement in connection with the initial public offering of Roman DBDR. We will not receive any proceeds from the sale of shares of Class A Common Stock or the Resale Warrants by the Selling Holders pursuant to this prospectus; and

(B) the issuance by the Company of up to an aggregate of 22,415,400 shares of Class A Common Stock, which consists of (i) 10,837,400 shares of Class A Common Stock that are issuable upon the exercise of the Resale Warrants following the public resale of the Resale Warrants; and (ii) 11,578,000 shares of Class A Common Stock that are issuable upon the exercise of a like number of outstanding registered warrants (the “Public Warrants” and, together with the Resale Warrants, the “Warrants”) originally issued in the initial public offering of Roman DBDR.

This prospectus supplement updates the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on September 21, 2022 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

The Class A Common Stock and the Public Warrants are listed on The Nasdaq Global Market (“Nasdaq”), under the symbols “CMPO” and “CMPOW,” respectively. On September 20, 2022, the closing price of a share of Class A Common Stock was $4.97 and the closing price for our Public Warrants was $0.845.

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our Class A Common Stock or Warrants involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 8 of the Prospectus and in any applicable prospectus supplement to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 21, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 21, 2022

CompoSecure, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39687	85-2749902
(State or Other Juris- diction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

309 Pierce Street Somerset, New Jersey	08873
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (908) 518-0500

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value	CMPO	Nasdaq Global Market
Redeemable warrants, each whole warrant exercisable for one share of Class A Common Stock	CMPOW	Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On September 21, 2022, Dr. Donald Basile notified the Board of Directors (the “Board”) of CompoSecure, Inc. (the “Company”) that he had resigned from the Board, effective as of 8:59 A.M. ET on September 21, 2022. Dr. Basile’s notice stated that his decision to resign was not due to any disagreements with the Company on any matter relating to the Company’s operations, policies, or practices.

Dr. Basile served on the Board pursuant to designation rights provided to Roman DBDR Tech Sponsor LLC (“Roman”) under that certain Stockholders Agreement, dated as of December 27, 2021, by and among the Company, Roman and the other individuals and entities party thereto (the “Stockholders Agreement”). In accordance with the terms of the Stockholders Agreement, Roman is entitled to designate another designee to fill the vacancy created by Dr. Basile’s resignation.

Accordingly, on September 21, 2022, Roman designated Paul S. Galant to serve as a director on the Board and on September 21, 2022, the Board elected Mr. Galant to serve on the Board, effective immediately and for a term expiring at the Company’s 2024 annual meeting of stockholders. Mr. Galant currently serves as an Operating Partner of Churchill Capital, and has served as a member of Vivint’s board of directors since October 2015. Prior to that, Mr. Galant served as Chief Executive Officer of Brightstar Corp., a leading mobile services company for managing devices and accessories and subsidiary of SoftBank Group Corp., and he has served as an Operating Partner of SoftBank. Prior to joining Brightstar, Mr. Galant was the Chief Executive Officer of VeriFone Systems, Inc., and was a member of VeriFone’s board of directors, since October 2013. Prior to joining VeriFone, Mr. Galant served as the CEO of Citigroup Inc.’s Enterprise Payments business since 2010. In this role, Mr. Galant oversaw the design, marketing and implementation of global B2C and C2B digital payments solutions. From 2009 to 2010, Mr. Galant served as CEO of Citi Cards, heading Citigroup’s North American and International Credit Card and Merchant Acquiring businesses. From 2007 to 2009, Mr. Galant served as CEO of Citi Transaction Services, a division of Citi’s Institutional Clients Group. From 2002 to 2007, Mr. Galant was the Global Head of the Cash Management business, one of the largest processors of payments globally. Mr. Galant joined Citigroup, a multinational financial services corporation, in 2000. Prior to joining Citigroup, Mr. Galant held positions at Donaldson, Lufkin & Jenrette, Smith Barney, and Credit Suisse. Mr. Galant holds a B.S. in Economics from Cornell University where he graduated a Phillip Merrill Scholar. In connection with his appointment to the Board, the Company and Mr. Galant entered into a customary indemnification agreement in the same form provided to other directors of the Company. Mr. Galant is not currently serving on any committees of the Board but may be appointed to committees in the future.

On September 21, 2022, the Company issued a press release announcing the appointment of Mr. Galant to the Board, a copy of which is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Item 9.01	Exhibits

(d) Exhibits

Exhibit No.	Description
99.1	Press Release of the Company, dated September 21, 2022
104	Cover Page Interactive Data File (embedded with the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPOSECURE, INC.

Date: September 21, 2022	By:	/s/Timothy Fitzsimmons
Timothy Fitzsimmons
Chief Financial Officer